Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2014	2013	2014	2013
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$128,359	$118,877	$243,331	$219,044
Interest and other debt expense (1)	19,276	16,982	58,394	49,844
Interest portion of rental expense	139	157	423	444
Earnings before fixed charges	$147,774	$136,016	$302,148	$269,332

Fixed charges:
Interest and other debt expense (1)	$19,276	$16,982	$58,394	$49,844
Interest portion of rental expense	139	157	423	444
Capitalized interest	135	59	297	206
Total fixed charges	$19,550	$17,198	$59,114	$50,494

Ratio of earnings to fixed charges	7.56	7.91	5.11	5.33
______________

(1) Includes a loss on early extinguishment of debt of $1.5 million and $2.1 million for the nine months ended September 30, 2014 and 2013, respectively.